AILERON THERAPEUTICS, INC.

490 Arsenal Way, Suite 210

Watertown, MA 02472

July 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aileron Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-226650

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aileron Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-226650), so that it may become effective at 4:00 p.m. Eastern time on July 15, 2019, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

AILERON THERAPEUTICS, INC.

By:	/s/ Donald V. Dougherty

Name:	Donald V. Dougherty
Title:	Senior Vice President, Chief Financial Officer

cc:	Stuart M. Falber

Wilmer Cutler Pickering Hale and Dorr LLP